

m o o r e   c o l s o n

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cannon Securities, Inc.
Athens, Georgia

e n e r g y .

We have reviewed management's statements, included in the accompanying Exemption Report SEA Rule 17a-5(d)(4), in which (1) Cannon Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Cannon Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provision") and (2) Cannon Securities, Inc. stated that Cannon Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Cannon Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

i n s i g h t .

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Cannon Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

g r o w t h .

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Moore, Colson + Company, P.C.

Marietta, Georgia
February 26, 2016

p 770.989.0028

f 770.989.0201

1640 powers ferry road

governor's ridge

building 11

suite 300

marietta, ga 30067

www.moorecolson.com